APPENDIX A

     The Effect of State and Federal Regulation Upon Illinois Power Company



          Pervasive state and federal regulation have determined the size and scope of Illinois Power's public utility operations and its role within the regional public utility and energy service markets created by these regulatory systems. Recent regulatory initiatives have also resulted in the business requirements that have caused Illinova to seek the merger described below.

State Regulation

          The State of Illinois regulates public utilities through comprehensive legislation and authority delegated to the Illinois Commerce Commission ("ICC"), principally through the Illinois Public Utilities Act, originally enacted in 1913 and reenacted several times hence.1 Both the retail electric power service and natural gas service of Illinois Power fall within ICC regulatory jurisdiction.2 The ICC is charged with the "general supervision" of public utilities.3 Illinois law imposes extensive accounting and reporting requirements upon public utilities.4 The ICC has jurisdiction over the capitalization of public utilities and the use of financing proceeds.5 Unlike some states, the State of Illinois has delegated express authority to the ICC to regulate inter-corporate relations, including transactions between public utilities such as Illinois Power and its affiliated interests, subject to certain exceptions.6 For example, the ICC approved


1 220 Ill. Comp. Stat. 5/1-101 (West 2000) et seq.; see also, e.g., Alton Water Co. v. Illinois Commerce Comm'n, 279 F. 869 (S.D. Ill. 1922) (acknowledging legislative delegation to ICC); AES Corp., Holding Co. Act Release No. 27063 at n.23 & Section III (Aug. 20, 1999) (discussing authority of ICC over public-utilities).

2  220 Ill. Comp. Stat. 5/3-105 a & c.

3  220 Ill. Comp. Stat. 5/4-101.

4  220 Ill. Comp. Stat. 5/5-101, et seq.

5  220 Ill. Comp. Stat. 5/6-101-108.

6  220 Ill. Comp. Stat. 5/7-101, 16-121.
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Illinois  Power's  investment in independent  energy  projects  contingent  upon formation of a holding company and approval of its affiliate relations.7 Unlike many state public service commissions, the ICC has the express authority to regulate public utility dividend payments where the public utility's capital is or otherwise would be impaired or where earned surplus is insufficient.8 Also, in contrast to many other state commissions, the ICC must approve coordination agreements among utilities, the acquisition of public utility assets by public utilities, the disposition of public utility assets of a tangible and intangible nature, mergers or consolidations of public utilities, utility acquisitions of the securities of public utilities, guarantees, advances of funds, and certain sales of real property, subject to certain exceptions.9 Illinois law requires nondiscriminatory access to power delivery systems if and when such access is provided to affiliates that make energy sales at market-based prices.10 Illinois law regulates extensions of public utility systems and generating plant additions pursuant to a system of issuing, reviewing, and amending certificates of public convenience and necessity.11 Unlike many states, Illinois law expressly addresses diversification by public utilities in order to prevent cross-subsidy inconsistent with the public interest and to avoid impairment of public utility service.12 Illinois law vests the ICC with comprehensive regulatory authority over rates, terms, and conditions of service provided by electric and gas public utilities.13

          On December 16, 1997, the State of Illinois enacted the Electric Service Customer Choice and Rate Relief Law of 1997, which introduces retail competition and customer choice to electricity consumers in the State of Illinois.14 The legislation adopts


7 Illinois Power Co., 152 PUR 4th 98 (ICC, May 11, 1994); Illinois Power Co., 147 PUR 4th 225 (ICC, Nov. 9, 1993).

8  220 Ill. Comp. Stat. 5/7-103.

9  220 Ill. Comp. Stat. 5/7-102, 7-204.

10 220 Ill. Comp. Stat. 5/7-108.

11 220 Ill. Comp. Stat. 5/8-406-407.

12 220 Ill. Comp. Stat. 5/7-106, 205-206.

13 220 Ill. Comp. Stat. 5/8-101 et seq.; 220 Ill. Comp. Stat. 5/9-101 et seq.

14 220 Ill. Comp. Stat. 5/16-101, et seq.




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a  comprehensive  approach to creating a market  mechanism  to provide  electric energy to consumers. As modified subsequently, the law contains the following key provisions:

          Rate  Decreases:   The  law  provides  Illinois  Power's   residential
          customers a 15% decrease in base electric rates beginning August 15, 1998, and an additional 5% decrease beginning May 1, 2002.

          Rate Freeze: The law freezes rates for bundled electric service through January 1, 2007 (with the exception of the mandatory rate decreases discussed above), unless the utility's earned rate of return on common equity falls below an applicable Treasury bond rate for two consecutive years or rises above that rate plus a prescribed adder. This rate freeze generally forces public utilities to absorb fuel and purchased power cost increases. It also provides a vehicle for the recovery of transition costs (frequently called "stranded" costs) minus statutorily prescribed mitigation factors during the transition period established by Illinois law.

          Retail Choice: Beginning October 1, 1999, various categories of retail customers became eligible to choose their electricity supplier, with all customers having this option (subject to certain pre-existing term requirements) by May 2002.

          Delivery Service: Illinois Power is obligated to provide delivery service to customers eligible for direct access under tariffs approved by the ICC. The ICC also regulates the services provided by public utilities to alternative retail electric suppliers.

          ICC Oversight of Transmission And Distribution Reliability: The ICC must adopt regulations on transmission and distribution reliability. In addition, Illinois utilities must form or take certain actions toward joining an independent system operator.

          Sale or Transfer of Electric Utility Assets: During the transition period (1998-2006), electric utilities can sell or transfer assets to affiliated or unaffiliated entities pursuant to an ICC review process which must be completed within 90 days and which establishes specific criteria for ICC review.

          Functional Separation/Code of Conduct: The ICC has adopted standards of conduct for electric utilities and rules for the functional separation of generation services and delivery services.




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          Affiliate  Relationships:  The ICC has  adopted  rules  governing  the relationships between electric utilities and their affiliates, and ensuring non-discrimination in any services provided by the electric
          utility  to  its  affiliates  and  to  Alternative   Retail   Electric
          Suppliers.15

          Federal Regulation

          Illinois Power is also subject to regulation with by the Federal Energy Regulatory Commission ("FERC), under the Federal Power Act (FPA). FERC regulates transmission and wholesale sales by Illinois Power. FERC also has jurisdiction over Illinois Power's sale or changes in control of transmission facilities and wholesale power contracts. FERC also regulates the holding of interlocking directorate positions by the officers and directors of Illinois Power, imposes extensive reporting requirements, and requires Illinois Power to comply with its Uniform System of Accounts.

          Following passage of the Energy Policy Act of 1992, FERC has encouraged and required open access transmission service. Illinois Power has an open access transmission tariff in place that functionally separates, or "unbundles," transmission service from power generation sales. As a result of the presence of competition in wholesale power markets, the absence of barriers to entry, and Illinois Power's commitment to FERC codes of conduct that prevent affiliate abuses and cross-subsidy, the FERC has authorized Illinois Power and its affiliated power marketer to sell power at wholesale at rates set by market forces.16 In early 2002, Illinois Power voluntarily terminated its authority to sell power at wholesale at market rates. However, affiliates of Illinois Power continue to hold such authority.

          On October 7, 2002, Illinois Power entered into a contract to sell its transmission system to an affiliate of Trans-Elect, Inc. On February 20, 2003, FERC issued an order conditioning its approval of the transaction on modifications to the contract negotiated by Illinois Power and Trans-Elect. The conditions were not acceptable to Illinois Power. Illinois Power's request for rehearing of the order is now pending before FERC. The contract will terminate on July 7, 2003 if acceptable


15 Although not required as a part of the 1997 legislation, the ICC has also adopted rules governing relationships between gas utilities and their affiliates, which are similar to the rules for electric utilities.

16 Illinova Power  Marketing,  79 FERC paragraph  61,016 (1997);  Illinova Power
   Marketing, 73 FERC paragraph 61,371 (1995).




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regulatory  approvals  have not been received and the parties have not closed on the transaction by that date.

          Illinois Power has transmission interconnections with utilities located within four major regions of the National Electric Reliability Council. Illinois Power is a member of the Mid-American Interconnected Network ("MAIN") and its transmission system is interconnected with two other MAIN members -- Commonwealth Edison Company and the operating companies of Ameren Corporation.

          Illinois Power is also interconnected with the East Central Area Reliability Coordination subregion through transmission interconnections with operating companies of LG&E Energy Corporation and American Electric Power Company, the Mid-Continent Area Power Pool through a transmission interconnection with MidAmerican Energy Company and the Southeastern Electric Reliability Council through a transmission interconnection with the Tennessee Valley Authority. Illinois Power also has transmission interconnections with Southern Illinois Power Cooperative and the municipal utility in Springfield, Illinois.

          Among these various interconnections, the Midwest Independent Transmission System Operator ("MISO") has functional control over the transmission systems of Central Illinois Light Company (an Ameren Corporation operating company), LG&E Energy Corporation, Southern Illinois Power Cooperative and the municipal utility in Springfield, Illinois. Ameren Corporation has proposed to transfer functional control of the transmission systems of its other two operating companies to MISO through GridAmerica. MidAmerican Energy Company has proposed to transfer functional control of its transmission system to MISO through TRANSLink Transmission Company. Commonwealth Edison Company and American Electric Power Company have proposed to transfer functional control of their transmission systems to PJM Interconnection.

          Federal regulation and restructuring greatly amplifies the effect of state-sponsored utility restructuring on Illinois Power. Centrally located and abutting several major interstate public utility systems, Illinois Power has long been subject to electric power transmission interconnection regulation by FERC and its predecessor agency, the Federal Power Commission.17 As a result of transmission access and the operational


17 The authority to compel interconnections was included in Section 202(b) of the Federal Power Act as enacted in 1935. 16 U.S.C. 824a(b).





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integration  and  interconnection  of Illinois  Power's power delivery system to many major public utility systems, retail sales of electricity in Illinois will be subject to active competition by many power marketers, including many major interstate public utility systems.18




18 Within this context FERC has already approved as consistent with the public interest the merger of two large independent power companies (AES and CalEnergy) with exempt projects with Illinois public utilities. Central Illinois Light Co., 87 FERC paragraph 61,293 (1999); Mid-American Energy Co., 85 FERC paragraph 61,354 (1998).





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